September 22, 2011
VIA EDGAR TRANSMISSION
Dominic Minore
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Highland Funds II (1933 Act Registration No. 33-51308) (1940 Act Registration No. 811-7142)
Dear Mr. Minore:
          The following summarizes and responds to the SEC staff’s comments to Post-Effective Amendment No. 65 (“PEA No. 65”) to the Registration Statement on Form N-1A of Highland Funds II (the “Registrant”). PEA No. 65 seeks to register an unlimited number of shares in a new series of Registrant to be known as the Highland Trend Following Fund.
A. Prospectus
1.	Comment: On page 3, under the section titled “Principal Investment Strategies,” Registrant states that “[t]he Fund may employ both leveraged investment techniques as well as short positions, which allows the Fund a market exposure which can range from 150% net long to 50% net short.” Please provide a plain English explanation of the terms “net long” and “net short.”
          Response: Registrant will modify the current disclosure to read, “[t]he Fund may employ both leveraged investment techniques as well as short positions, which allows the Fund a market exposure which can range from 150% net long (i.e., the Fund has more long (purchased) positions than short (borrowed) positions) to 50% net short (i.e., the Fund has more short (borrowed) positions than long (purchased) positions).”
2.	Comment: On page 4, under the sub-section titled “Underlying Funds Risk” please add disclosure to note that the Fund’s shareholders will also indirectly pay underlying funds’ expenses.
          Response: Registrant will modify the current disclosure to read, “Underlying Funds Risk is the risk that ETFs, mutual funds and closed-end funds in which the Fund may invest are subject to investment advisory and other expenses, which will be paid indirectly by the Fund and its shareholders.”

3.	Comment: On page 6, under the section titled “Portfolio Manager,” please clarify the language to note whether Incline Capital, LLC has been hired as sub-adviser.
          Response: Registrant will modify the current disclosure to read, “HFAM has hired Incline Capital, LLC (“Incline”), to sub-advise the Fund, or to otherwise manage the Fund’s portfolio on a day-to-day basis.”
4.	Comment: On page 7, under the section titled “Additional Information About Principal Investment Strategies,” clarify whether the third and fifth sentences refer to principal or non-principal strategies. Additionally, please add disclosure to the fifth sentence to note that below-investment grade debt securities are also referred to as “junk” bonds.
          Response: Registrant will modify the third and fifth sentences to read, “Non-principal investment strategies and instruments utilized by the Fund may expose the Fund to other risks and considerations, which are discussed in the Fund’s statement of additional information (“SAI”). . . . Although investments in below-investment grade debt securities, also known as “junk bonds,” are a non-principal investment strategy of the Fund, there is no limit on the amount of the Fund’s assets that may be invested in such securities.”
5.	Comment: On page 8, under the section titled “Additional Information About Principal Risks,” please revise the last sentence in the second paragraph to read, “The principal risks of investing in the Fund have been disclosed; however, because the situation described above is unprecedented and widespread, it may not be possible to identify all significant risks and opportunities using past investment strategies or models.” Please make corresponding change to the Statement of Additional Information.
          Response: Registrant will make the requested change.
6.	Comment: On page 13, revise the section titled “Prior Performance Information” to read “Sub-Adviser Prior Performance Information” and add disclosure to that section in bold that reads, “The following information is not the Fund’s prior performance.”
          Response: Registrant will make the requested changes.
7.	Comment: On page 18, under the section titled “Purchasing Class C Shares,” please clarify the meaning of the sentence, “Class C Shares are available for investment through programs or platforms maintained by Financial Advisors, provided that the cost to HFAM (or its affiliates) for providing or paying for any selling or administrative servicing activities in connection with investor accounts on such programs or platforms does not exceed an amount equal to 1.00% (reflecting the Class C Shares distribution and service fees or Rule 12b-1 fees) of the average net asset value of such accounts.”
          Response: Registrant will modify the current disclosure to read, “Class C Shares are available for investment through programs or platforms maintained by Financial Advisors. Generally, the cost to HFAM (or its affiliates) for providing or paying for any selling or administrative servicing activities in connection with investor accounts on such programs or platforms does not exceed an amount equal to 1.00% (reflecting the Class C Shares distribution and service fees or Rule 12b-1 fees) of the average net asset value of such accounts.”
B. SAI
8.	Comment: On page 20, the section titled “Certain Investment Techniques, Derivatives Risk and Leverage Risk” discusses the Fund’s use of leverage. Consider whether additional disclosure regarding leverage should be added to the Prospectus.
          Response: Registrant believes that its disclosure regarding the Fund’s use of leverage in the fourth paragraph under the section titled “Principal Investment Strategies” and in the sub-section titled “Leverage Risk” sufficiently describes the Fund’s use of leverage and associated risks in the Fund’s Prospectus.
C. Part C
9.	Comment: Please revise Part C to incorporate by reference all of the exhibits filed in the Post-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 on September 14, 2011, rather than referring to their accession number only.
          Response: Prior to the Highland Trend Following Fund being offered to the public, registrant will file a post-effective amendment to make the requested change.
10.	Comment: Please file a post-effective amendment to file the Highland Funds II Declaration of Trust and all exhibits relating to the Highland Trend Following Fund that are noted as “to be filed by amendment.”
          Response: Prior to the Highland Trend Following Fund being offered to the public, registrant will file a post-effective amendment to attach the requested exhibits.
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          Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and the accuracy of the disclosure in filings related to the matters addressed in this letter; (ii) comments of the SEC staff or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to such filings; and (iii) Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.
     Please call the undersigned at (215) 988-2883 with any questions concerning the foregoing.
Sincerely yours,
/s/ Lisa K. Whittaker
Lisa K. Whittaker

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